UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 17, 2006

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141, Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]    Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]    Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1—Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated March 17, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 17, 2006	By:	/s/ KEVIN M. KENNEDY
Kevin M. Kennedy Chief Financial Officer

Exhibit I

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141, Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-482-8777

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2006 Annual Meeting of Shareholders of Seaspan Corporation. The annual meeting will be held at:

Date: Monday,	April 17, 2006

Time:	10:00 a.m. (New York time)

The Notice of Annual Meeting and Proxy Statement is enclosed and describes the business to be transacted at the annual meeting and provides other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the selection of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2006.

The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

GERRY WANG Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	2
Why am I receiving these materials?	2
What information is contained in this proxy statement?	2
How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?	2
What items of business will be voted on at the annual meeting?	2
How does the Board recommend that I vote?	2
What shares can I vote?	2
What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
How can I attend the annual meeting?	3
How can I vote my shares in person at the annual meeting?	3
How can I vote my shares without attending the annual meeting?	3
Can I change my vote?	4
Is my vote confidential?	4
How many shares must be present or represented to conduct business at the annual meeting?	4
How are votes counted?	4
What is the voting requirement to approve each of the proposals?	5
Is cumulative voting permitted for the election of directors?	5
What happens if additional matters are presented at the annual meeting?	5
What should I do if I receive more than one set of voting materials?	5
How may I obtain a separate set of voting materials?	5
Who will bear the cost of soliciting votes for the annual meeting?	5
Where can I find the voting results of the annual meeting?	6
What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
How may I communicate with Seaspan’s Board or the non-management directors on Seaspan’s Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	8
Board Practices	8
Consideration of Director Nominees	9
Executive Sessions	9
Communications with the Board	9
COMPENSATION	10
PROPOSALS TO BE VOTED ON	11
PROPOSAL NO. 1 Election of Directors	11
PROPOSAL NO. 2 Ratification of Independent Auditors	12
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	13
Beneficial Ownership Table	13
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	14
EXECUTIVE OFFICERS	14
REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION	15
PRINCIPAL AUDITOR FEES AND SERVICES	17
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	18

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

SEASPAN CORPORATION

Date and Time	Monday, April 17, 2006, 10:00 a.m. (New York time)

Place	The Grand Hyatt Hotel, 109 East 42nd Street, New York, N.Y., USA

Items of Business	(1) To elect two Class I directors to the Seaspan Board of Directors for a term of three years

(2) To ratify the selection of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2006

(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is March 10, 2006. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

/s/ KEVIN M. KENNEDY
KEVIN M. KENNEDY Secretary

March 17, 2006

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about

March 17, 2006.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (or Seaspan), is providing these proxy materials for you in connection with Seaspan’s Annual Meeting of Shareholders, which will take place on April 17, 2006. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers, and certain other information about Seaspan.

Q:	H ow may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	A copy of our 2005 Annual Report on Form 20-F is enclosed.

Seaspan will also furnish any exhibit to the Form 20-F if specifically requested. Copies of the 2005 Annual Report on Form 20-F are also available under “SEC Filings” in the Investor Relations section of our Web site at www.Seaspancorp.com and at the SEC’s EDGAR database on the SEC’s Web site at www.sec.gov.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

The election of two Class I directors to Seaspan’s Board for a term of three years, and

The ratification of our independent auditors for the 2006 fiscal year.

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2006 fiscal year.

Q:	What shares can I vote?

A:	Each share of Seaspan Class A and Class B common stock issued and outstanding as of the close of business on March 10, 2006, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Seaspan’s common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting we had approximately an aggregate of 36,006,500 shares of Class A and Class B common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most Seaspan shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Seaspan’s transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Seaspan. As the shareholder of record, you have the right to grant your voting proxy directly to Seaspan or to vote in person at the meeting. Seaspan has enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on March 10, 2006 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m., New York time.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Shareholders of record of Seaspan common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes. Seaspan shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Seaspan Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to Seaspan’s management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of Seaspan common stock entitled to vote must be present in person or represented by proxy, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Seaspan’s nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The other proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. Seaspan does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Gerry Wang and Kevin M. Kennedy, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials (including our 2005 Annual Report on Form 20-F and this proxy statement) unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141, Connaught Road West,

Hong Kong

China

Fax: 604-648-9782

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:

Seaspan is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of fiscal 2006.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Seaspan’s proxy statement for the annual meeting next year, the written proposal must be received by Seaspan’s Corporate Secretary at the address set forth below no earlier than December 28, 2006 and no later than January 17, 2007. Such proposals also will need to comply with Seaspan’s bylaw provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Corporate Secretary

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre,

141, Connaught Road West,

Hong Kong

China

Fax: 604-648-9782

For a shareholder proposal that is not intended to be included in Seaspan’s proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Seaspan common stock to approve that proposal, provide the information required by Seaspan’s bylaws and give timely notice to Seaspan’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days or more than 120 days prior to the first anniversary date of the date on which Seaspan first mailed its proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board of Directors. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Seaspan’s Corporate Secretary at the address set forth above. In addition, Seaspan’s bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Seaspan common stock to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to Seaspan’s Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Seaspan’s Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the non-management directors on Seaspan’s Board?

A:	You may submit any communication intended for Seaspan’s Board or the non-management directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o 2600-200 Granville Street

Vancouver, BC, Canada V6C 1S4

Attention: David Korbin, Director

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Seaspan is committed to sound corporate governance principles. These principles contribute to Seaspan’s business success and are essential to maintaining Seaspan’s integrity in the marketplace. Seaspan’s Corporate Governance Guidelines and Standards of Business Conduct are available under “Corporate Governance” in the Investor Relations section of its Web site at www.seaspancorp.com.

Board Practices

The Board of Directors consists of six members. The Board of Directors is divided into three classes, with members of each class elected to hold office for a term of three years in accordance with the classification indicated below or until his or her successor is elected and qualifies. Directors Kyle Washington, and David Korbin have terms expiring in 2006 and have been nominated by the Board of Directors for re-election at the 2006 Annual Meeting of Shareholders. Directors Gerry Wang and Peter Lorange have terms expiring in 2007. Directors Peter S. Shaerf and Milton K. Wong have terms expiring in 2008.

There are no service contracts between Seaspan and any of its directors providing for benefits upon termination of their employment or service.

The Board has determined that each of the current members of the Board, other than Kyle Washington and Gerry Wang, has no material relationship with Seaspan, either directly or as a partner, shareholder or officer of an organization that has a relationship with Seaspan, and is independent within the meaning of Seaspan’s director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. The Board has the following two committees: Audit Committee and Compensation Committee. The membership of these committees during 2005 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of Seaspan’s Web site at www.seaspancorp.com. During 2005, the Board held four meetings. Each director attended all Board meetings, except for two Board meetings where one director was absent from one meeting and where two directors were absent from the other. Each director attended all applicable committee meetings.

Seaspan’s Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Seaspan’s Audit Committee includes David Korbin, Peter Lorange, and Milton K. Wong. All members of the committee are financially literate and the Board has determined that Mr. Korbin qualifies as an audit committee financial expert. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of: the integrity of Seaspan’s financial statements; Seaspan’s compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of Seaspan’s internal audit function and independent auditors.

The report of the Audit Committee is included on page 18 of this proxy statement. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of Seaspan’s Web site at www.seaspancorp.com.

During 2005, Seaspan’s Compensation Committee included Peter Lorange, Peter S. Shaerf and Milton K. Wong. The Compensation Committee: reviews, evaluates, and approves the agreements, plans, policies and programs of Seaspan to compensate the officers and directors of Seaspan, produces a report on executive compensation each year and publishes the report in the Seaspan’s annual report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of Seaspan’s officers and directors, and performs such other functions as the Board may assign to the Committee from time to time.

The report of the Compensation Committee is included beginning on page 15 of this proxy statement. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of Seaspan’s Web site at www.seaspancorp.com.

Consideration of Director Nominees

Shareholder Nominees

The Board of Directors will consider properly submitted shareholder nominations for Board of Directors candidates. In evaluating these nominations, the Board of Directors considers the balance of knowledge, experience and capability on the Board. Any shareholder nominations proposed for consideration by the Board of Directors should include the nominee’s name and qualifications for Board membership and should be mailed or faxed, addressed to:

Corporate Secretary

Unit 2, 7th Floor, Bupa Centre,

141, Connaught Road West,

Hong Kong

China

Fax: 604-648-9782

In addition, Seaspan’s bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with Seaspan’s bylaws, see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.

Executive Sessions

Seaspan’s non-management directors may hold as many executive sessions each year as they deem appropriate. The sessions may be scheduled by the chair of the committee, the Chairman of the Board or by the call of two members of the committee. No executive sessions were held in 2005.

Communications with the Board

Individuals may communicate with the Board by writing to Seaspan’s Board by telephone, fax or mail addressed to:

Seaspan Corporation

c/o 2600-200 Granville Street

Vancouver, BC, Canada V6C 1S4

Attention: David Korbin, Director

Tel. (604) 638-2624

Fax: (604) 648-9782

Communications that are intended specifically for non-management directors should be addressed to the Audit Committee and sent to the above address.

COMPENSATION

Each independent member of Seaspan’s board of directors receives an annual cash retainer of $45,000 payable in equal quarterly installments and pro rated for the initial term. In addition, the chairperson of the Audit Committee receives an annual payment of $15,000, the chairperson of the Compensation Committee receives an annual payment of $5,000 and each member of the compensation and audit committee receives an annual payment of $5,000. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors will not receive compensation for their services as directors. In addition, Seaspan’s board of directors has adopted an equity incentive plan as described in Seaspan’s Annual Report on Form 20-F, enclosed herewith, under “Item 6. Directors, Senior Management and Employees—B. Compensation,” and on February 15, 2006, each independent director was awarded an equity incentive award of 3,750 shares of restricted stock. In addition, for details regarding employment and compensation arrangements for Gerry Wang, Seaspan’s Chief Executive Officer, and Graham Porter, an officer of a subsidiary of Seaspan’s Manager, please read “Item 4. Information on the Company—B. Business Overview—Employment Agreement with Gerry Wang” and “—Employment Agreement with Graham Porter” in Seaspan’s Annual Report on Form 20-F enclosed herewith.

During the year ended December 31, 2005, Seaspan paid to its directors and executive officers (six persons) aggregate cash compensation of $0.4 million. Seaspan does not have a retirement plan for its officers or directors.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Seaspan’s Board of Directors consists of six members. The Board of Directors is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2006 annual meeting, two Class I directors will be elected to serve for three-year terms until the 2009 annual meeting and until their successors are elected. The remaining four directors are divided into two classes of two Class II directors and two Class III directors, whose terms expire in 2007 and 2008, respectively. Votes may not be cast for a greater number of director nominees than two.

Information regarding the business experience of each nominee is provided below. There are no family relationships among Seaspan’s executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by shares of Seaspan common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Gerry Wang and Kevin M. Kennedy, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Our Board recommends a vote FOR the election to the Board of the each of the following nominees.

Class I Directors (terms expiring in 2006):

Kyle Washington Director since May 2005 Age 36	Mr. Washington is responsible for the overall corporate strategy of the Washington Marine Group and is active in developing senior level customer, supplier, competitor and governmental relationships. Mr. Washington has been with the Washington Marine Group since 1994. Within the Washington Marine Group, he is a director and the Executive Chairman of Seaspan International Ltd., a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. He is also a director and the Executive Chairman of the Board of Seaspan Container Lines Limited and certain of its wholly owned subsidiaries. Mr. Washington is also a director and Chairman of Seaspan Management Services Limited, Seaspan’s Manager, and certain of its operating subsidiaries. Mr. Washington is also a director of Washington Canadian Ltd. Mr. Washington is a graduate of the University of Montana with a degree in business finance.

David Korbin Director since May 2005 Age 64	Mr. Korbin presently works as a management and financial consultant. He has been a Director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001, serving as Chair of the board of directors since 2004 and as Chair of the audit committee from 2002 to 2003. From 1992 to 2000, he served as director of the Vancouver General Hospital and then the Vancouver Hospital and Health Sciences Centre, serving as Chair of the Vancouver General Hospital audit committee from 1993 to 1994 and Chair of the Vancouver Hospital and Health Sciences Centre from 1995 to 1998. Mr. Korbin was qualified as a Chartered Accountant in 1966. For 16 of his 25 years in the accounting profession, he was managing partner of a number of smaller firms. From 1987 to 1990, Mr. Korbin was managing partner of the Vancouver office of Deloitte Haskins and Sells and from 1990 to 1992, he was managing partner of Deloitte Touche. Mr. Korbin was also on the National Board of both Deloitte Haskins and Sells and Deloitte Touche during his tenure as managing partner.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee of the Board has appointed KPMG LLP, Chartered Accountants, to examine the financial statements of Seaspan for the fiscal period ending December 31, 2005. KPMG LLP, Chartered Accountants, examined the financial statements of Seaspan for the fiscal period ended December 31, 2005 and also provided certain tax and other audit-related services during fiscal 2005. See “Principal Auditor Fees and Services” on page 17.

Our Board recommends a vote FOR the ratification of the selection of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for fiscal 2006. If the appointment is not ratified, Seaspan’s Audit Committee will consider whether it should select this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for fiscal 2006 requires the affirmative vote of a majority of the shares of Seaspan’s common stock present in person or represented by proxy and entitled to be voted at the meeting.

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of March 10, 2006, of Seaspan common stock by:

•	each person or entity known by Seaspan to beneficially own more than 5% of Seaspan’s common stock; and

•	all current Seaspan directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Seaspan.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Common Shares	Percentage of Common Shares	Subordinated Shares	Percentage of Subordinated Shares	Percentage of Total Common and Subordinated Shares
Dennis R. Washington (1)	—	—	1,786,250	25.0%	5.0%
c/o Washington Corporation 101 International Way Missoula, Montana 59808

The Kevin Lee Washington Trust II (2)	—	—	1,786,250	25.0%	5.0%
c/o Christopher Hawks Copper Lion Inc. 199 East Pearl Ave. PO Box 4430 Jackson, Wyoming 83001

Tiger Container Shipping Company Limited (3)	—	—	2,381,429	33.3%	6.6%
c/o Tiger Container Shipping Company Limited Britcay House Georgetown, Grand Cayman Cayman Islands

Neuberger & Berman L.P. (4)	4,186,312	14.5%	—	—	11.6%
605 Third Avenue New York, New York 10158-3698

All executive officers, directors and director nominees as a group (7 persons)	15,000.05%		1,191,071	16.7%	3.3%

(1)	This information is based on the Schedule 13D filed with the SEC on August 12, 2005.
(2)	This information is based on the Schedule 13D filed with the SEC on August 12, 2005.
(3)	Tiger Container Shipping Company Limited, a Cayman Islands company, is owned by Graham Porter, a managing director and director of Seaspan’s Manager. This information is based on the Schedule 13D filed with the SEC on August 12, 2005.
(4)	Includes voting power as to 3,604,096 shares and sole dispositive power 4,186,312 shares. This information is based on the Schedule 13G/A field with the SEC on February 15, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Seaspan, its Manager and certain affiliates entered into various documents and agreements that effected the transactions relating to Seaspan’s formation, its initial public offering and the application of the proceeds from its initial public offering. These agreements were not the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not have been effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the expenses incurred in connection with Seaspan’s initial public offering were paid from the proceeds of the offering. In accordance with Seaspan’s conflicts of interest policy, all material related party transactions will be subject to approval by a majority of the independent directors on Seaspan’s board of directors. For further details, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in the Annual Report on Form 20-F enclosed herewith.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “—Directors and Officers of Our Manager” in Seaspan’s Annual Report on Form 20-F enclosed herewith, for details regarding Seaspan’s executive officers and those of its Manager.

REPORT OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Seaspan’s executive compensation program is administered by the Compensation Committee of the Board of Directors (or Committee). The Committee is composed entirely of non-employee directors who are independent, as determined by the Board, within the meaning of applicable NYSE standards.

The Committee reviews, evaluates, and approves the agreements, plans, policies and programs of Seaspan to compensate the officers and directors of Seaspan, produces a report on executive compensation each year and publishes the report in the Seaspan’s annual report on Form 20-F, otherwise discharges the Board’s responsibilities relating to compensation of Seaspan’s officers and directors, and performs such other functions as the Board may assign to the Committee from time to time. The Committee’s charter is available under “Corporate Governance” in the Investor Relations section of Seaspan’s website at www.seaspancorp.com.

The Committee met two times during fiscal 2005 and has held a further four meetings either in person or telephonically with outside consultants during the process. The Committee has direct access to independent compensation consultants and other experts for information as it deems appropriate, and used independent consultants from time to time during the year.

The Committee has furnished the following report on executive compensation for fiscal 2005.

Executive Compensation Philosophy

Seaspan currently has only one employee, its Chief Financial Officer. Generally, the goals of Seaspan’s compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests;

•	link pay to Seaspan and individual performance; and

•	review the management fees paid by Seaspan to Seaspan Management Services Limited for the management of its vessels.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with the performance of the Company both within and outside the peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. In general, base pay for our Chief Financial Officer is established annually based on (1) a compensation range which corresponds to the executive’s job responsibilities and (2) the executive officer’s overall individual job performance. The base pay for our Chief Executive Officer, payable by our Manager, Seaspan Management Services Limited, is established by the employment agreement between Gerry Wang and our Manager.

Annual Bonus

Our annual bonus programs focus on matching reward with the individual’s performance and Seaspan’s financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus will include long term stock grants as well as cash compensation as will be evaluated and determined by the Committee in conjunction with the Chief Executive Officer.

Stock Incentive Program

Seaspan’s Stock Incentive Plan (or Plan) is intended to promote Seaspan’s interests by encouraging employees, consultants and directors to acquire or increase their equity interest in Seaspan and to provide a means whereby they may develop a sense of proprietorship and personal involvement in the development and financial success of Seaspan, and to encourage them to remain with and devote their best efforts to the business of Seaspan, thereby advancing the interests of Seaspan and its stockholders. The Plan is also contemplated to enhance the ability of Seaspan and its affiliates to attract and retain the services of individuals who are essential for Seaspan’s growth and profitability.

On February 15, 2006, each independent director was awarded an equity incentive award of 3,750 shares of restricted stock under the Plan.

The undersigned members of the Compensation Committee have submitted this Report to the Board of Directors.

Peter S. Shaerf, Chair

Peter Lorange

Milton K. Wong

PRINCIPAL AUDITOR FEES AND SERVICES

The Audit Committee has appointed KPMG LLP, Chartered Accountants, as Seaspan’s independent auditors for fiscal 2005.

Fees Incurred by Seaspan for KPMG LLP Services

In the 2005 fiscal period, the fees paid to the Auditors were as follows:

2005
Audit Fees	$645,000
Audit-Related Fees	8,000
Tax Fees	18,000
All Other Fees	—

$671,000

Audit Fees

Audit fees for 2005 include fees related to our initial public offering completed in August 2005.

Audit-Related Fees

Audit-related fees for 2005 are primarily for fees related to accounting advice.

Tax Fees

Tax fees for 2005 are primarily for assistance with tax planning.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2005.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	The integrity of Seaspan’s financial statements;

•	Seaspan’s compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Seaspan’s internal audit function and independent auditors.

The Audit Committee manages Seaspan’s relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Seaspan for such advice and assistance.

Seaspan’s management has primary responsibility for preparing Seaspan’s financial statements and Seaspan’s financial reporting process. Seaspan’s independent auditors, KPMG LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of Seaspan’s audited financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2005 with Seaspan’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to Seaspan’s Board of Directors, and the Board has approved, that Seaspan’s audited financial statements be included in Seaspan’s Annual Report on Form 20-F for fiscal 2005, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.

David Korbin, Chair

Peter Lorange

Milton K. Wong